Baxano Surgical, Inc.

110 Horizon Drive, Suite 230

Raleigh, North Carolina 27615

June 17, 2014

By EDGAR Transmission

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Russell Mancuso

Re:	Baxano Surgical, Inc.

Amendment No. 1 to Registration Statement on Form S-3

File No. 333-195648

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Baxano Surgical, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 so that it may be declared effective at 4 p.m. (Washington, DC time), on June 18, 2014, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Remainder of Page Intentionally Left Blank)

If you have any questions regarding this request, please contact Edward A. King of Goodwin Procter LLP, our counsel, at (617) 570-1346.

Sincerely,

BAXANO SURGICAL, Inc.

By:	/s/ Timothy M. Shannon
Name:	Timothy M. Shannon
Title:	Chief Financial Officer

cc:	Edward A. King, Esq.

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